Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIO OF COMBINED FIXED CHARGES AND
PREFERENCE DIVIDENDS TO EARNINGS

	Nine Months Ended	Year Ended December 31,
	September 30, 2010	2009	2008	2007	2006	2005
Fixed charges:
Interest on capitalized leases	$1,068	$2,375	$3,419	$2,062	$—	$—
Capitalized interest	113,397	165,244	180,170	162,173	—	—
Estimated interest portion of rent expense	6,375	5,530	7,176	5,259	5,388	1,239

Total fixed charges	$120,840	$173,149	$190,765	$169,494	$5,388	$1,239

Earnings:
Loss from continuing operations before income taxes	$(6,130,855)	$(7,001,187)	$(5,141,957)	$(3,650,734)	$(3,736,079)	$(1,721,777)
Fixed charges	120,840	173,149	190,765	169,494	5,388	1,239
Capitalized interest	(113,397)	(165,244)	(180,170)	(162,173)	—	—

Total earnings	$(6,123,412)	$(6,993,282)	$(5,131,362)	$(3,643,413)	$(3,730,691)	$(1,720,358)

Ratio of combined fixed charges and preference dividends to earnings(1)	—	—	—	—	—	—

(1)
For the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008, 2007, 2006, and 2005, the earnings were insufficient to cover fixed charges by $6,123,412, $6,993,282, $5,131,362, $3,643,413, $3,730,691 and $1,720,358, respectively.